CUSIP No. 43741Q205	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

HOMELAND SECURITY CAPITAL CORPORATION
(Name of Issuer)

Common Stock
$0.001 Par Value
(Title of Class of Securities)

43741Q205
(CUSIP Number)

Christopher P. Leichtweis
129 Clear Cover Court
Lenoir City, TN 37772

(865) 251-2096

Copy to:

Martin T. Schrier
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131
305-539-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

CUSIP No. 43741Q205	Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Leichtweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,313,523
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
121,313,523
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,313,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8%(1)
14	TYPE OF REPORTING PERSON
IN

(1)	Based upon 45,275,813 shares of Issuer common stock issued and outstanding as of April 15, 2009.

CUSIP No. 43741Q205	Page 3 of 5 Pages
Item 1.      Security And Issuer.

                  This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Homeland Security Capital Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1005 North Glebe Road, Suite 550, Arlington, VA 22201.

Item 2.      Identity And Background

(a)     This statement is being filed by Christopher P. Leichtweis (the “Reporting Person”).

(b)     The Reporting Person is a resident of Tennessee. His address is 129 Clear Cove Court, Lenoir City, TN 37772.

(c)     The Reporting Person is the President and a Director of the Issuer.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)     The Reporting Person is a citizen of the United States.

Item 3.      Source And Amount Of Funds Or Other Consideration

Effective March 17, 2008, the Reporting Person exchanged shares of Safety & Ecology Holdings Corporation (“Safety”) for securities of the Issuer pursuant to the Agreement and Plan of Merger and Stock Purchase Agreement, dated March 13, 2008, by and among the Issuer, the Reporting Person and the other persons named therein (the “Purchase Agreement”). All of the securities of the Issuer received by the Reporting Person pursuant to the Purchase Agreement were placed in escrow pending the achievement of certain contractual procurements and to offset breaches and warranties of the Purchase Agreement by Safety. Of the securities received pursuant to the Purchase Agreement, 505,470 shares of Series I Convertible Stock (the “Series I Stock”) and warrants to acquire 20,218,923 Shares have been released from escrow as of April 15, 2009. Each share of Series I Stock is convertible into 200 Shares.

Item 4.     Purpose Of Transaction

The Reporting Person acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement. The Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Person has no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the issuer

CUSIP No. 43741Q205	Page 4 of 5 Pages

becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.

Item 5.     Interest In Securities Of The Issuer

(a)     Prior to acquiring the Shares pursuant to the Purchase Agreement, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares pursuant to the Purchase Agreement, the Reporting Person received 505,470 shares of Series I Stock and warrants to purchase 20,218,923 Shares, which collectively represents approximately 72.8% of the issued and outstanding shares of the Issuer as of the date hereof (based on 45,275,813 Shares outstanding as of April 15, 2009 and after giving effect to full conversion or exercise of the Issuer’s securities held by the Reporting Person).

(b)     Currently, the Reporting Person has the sole power to vote and to dispose of 101,094,600 of the Shares (on an as-converted basis with respect to the Series I Stock) and 20,218,923 Shares (upon exercise of the Warrants).

(c)     The Reporting Person has not effected, within the last 60 days, any transactions involving the Shares other than as a result of the Purchase Agreement.

(d)     Not applicable.

(e)     Not applicable.

Item 6.     Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

                 Pursuant to the Purchase Agreement, the Reporting Person may receive up to approximately $5.8 million in Issuer common stock if Safety’s average of the annual Adjusted EBITDA (as calculated in accordance with Schedule 1.1(b) to the Purchase Agreement) for the 2008 and 2009 calendar years, when multiplied by six (6), exceeds $30 million.

                  Other than as set forth in the preceding sentence, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1

Agreement and Plan of Merger and Stock Purchase Agreement, dated March 13, 2008, by and among the Issuer, Safety, HSCC Acquisition Corp. and the individuals named therein (filed as Exhibit 2.1 to Issuer’s Form 8-K filed on March 19, 2008).

CUSIP No. 43741Q205	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2009	REPORTING PERSON:

/s/ Christopher P. Leichtweis
Christopher P. Leichtweis